CIRCLEIT INC.
(A Delaware Corporation)
formerly CIRCLEIT LLC
(An Illinois Corporation)

Audited Financial Statements
Period of Jan 01, 2020, through December 31, 2021

Audited by:

EA & Associates
An independent CPA

See Independent accountant's review report and accompanying notes to financial statements

Financial Statements

CIRCLEIT, LLC

Table of Contents

EA CPA & ASSOCIATES

Independent Auditor's Report

Dec 12, 2022
To: Board of Directors of CIRCLEIT, LLC
Attn: ATIF M SHAIK
Re: 2020 and 2021 Financial Statement Audit - CIRCLEIT, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of CIRCLEIT, LLC, which comprise the balance sheets as of December 31, 2020, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of CIRCLEIT, LLC as of December 31, 2020, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CIRCLEIT, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair

presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Atom Limbs Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk **of** not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Circleit Inc (LLC).'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Atom Limbs Inc.'s ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Sincerely,

Ena Agnihotri
CPA
Chicago, IL

See Independent accountant's review report and accompanying notes to financial statements

CIRCLEIT, LLC
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 40,879
Accounts receivable, net	0
Inventory	1,986
Loans receivable - related party	0
Prepaid expenses and other current assets	295,306
TOTAL CURRENT ASSETS	338,171
PROPERTY AND EQUIPMENT	
Property and equipment, net	9,098
OTHER ASSETS	
Intangible assets, R & D	560,039
Deposits	10,975
	580,112
TOTAL ASSETS	$918,283

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,318
Credit cards payable	3,998
Cancellation reserve	15,950
Accrued expenses	329,157
TOTAL CURRENT LIABILITIES	350,423
TOTAL LIABILITIES	350,423
SHAREHOLDERS' EQUITY	
Common stock,	1,000
Investment / Capital	550,000
Shareholders' Equity/Investment	467,560
Retained earnings	(450,700)
TOTAL SHAREHOLDERS' EQUITY	567,860
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 918,283

See Independent accountant's review report and accompanying notes to financial statements

CIRCLEIT, LLC
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

REVENUES	$ 41,082
COST OF GOODS SOLD- R & D	(17,500)
GROSS PROFIT	23,582
OPERATING EXPENSES	
Advertising Google Ads	75,768
Advertising – PR Company /Rebellious	18,095
Advertising – Facebook Adv	10,478
Rent	45,000
Amazon – Cloud Storage Fee	14,055
Attorney / Legal Fee	1,010
Authentication Software Subscription Fee-TWILIO	8,732
Auto & Travel Expense	916
Printing Expense -Business Card	272
Business Travel – Out of State Travel	3,891
Cellular Phone	2,244
Charity / Donation	500
Co Working Space Rental	370
Consultant – Psychologists	1,000
Contract Software Development Expense	126,324
Corporation Fee	165
Domain Registration Fee – Go Daddy	156
Dues & Subscriptions	165
E Mail / Marketing Engine Software Subscription -KLAVIYO	2,626
E Mail / Marketing Software Subscription – MAILCHIMP	145
E Mail Subscription – Google	1,026
Electric / Utility	749
Electronic Software Subscription – Docu Sign	349
Equipment Rental – Video Production	1,320
Gift Cards for Marketing	415
Misc. Software Subscription-Grammarly & Canva	336
Contract Help – Upwork	2,361
Integral Software Subscription – Comet Chat	2,305
Trademark / Legal Fee	40,800
Legal Fee-Kristin Cass Co	2,900
Legal Technology Software Subscription- Termly	240
LinkedIn – Marketing / Advertising-Job	284
Lodging & Meal Expense	296
Mail & Delivery	365
Marketing Related – Event Sponsorship	70
Misc. Subscriptions – FreshBooks / Invoicing	15
Music Licensing Subscription / Music Bed	624
Office Supplies & Expense	2,199
Process Manager – Technology Software – PM@	69
Professional Fee	1,925
Sales Force Management Subscription Fee	322

CIRCLEIT, LLC
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

Security Software Subscription – Word fence	396
Software Subscription – Code Hosting Platform – GIT HUB	50
Technology Consultant – PHLOX/YSTL	89,239
Technology Development Subscription – ZENCODE	741
Technology Software Code – INSTABUG	1,736
Video Editing Software Subscription – BITABLE	888
Video Editing Software Subscription – FRAME.IO	60
Video Licensing Software Subscription	999
Web Design Expense – SEAMONSTER	529
Web Design Expense – DOOGMA	4,800
Web Site Creation & Hosting Fee- WX ASCEND	395
TOTAL OPERATING EXPENSES	470,715
NET OPERATING LOSS	(447,133)
OTHER INCOME/(EXPENSE)	
Interest expense	(4,674)
Interest income	
TOTAL OTHER INCOME/(EXPENSE)	(4,674)
NET INCOME (LOSS)	(451,807)
OTHER COMPREHENSIVE INCOME/(LOSS)	
Foreign currency translation gain/(loss)	
TOTAL COMPREHENSIVE LOSS	$ 451,807

See Independent accountant's review report and accompanying notes to financial statements

CIRCLEIT, LLC
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JAN 01,2020 (INCEPTION)							$0.00
Contributions	5,500,000	$ 550,000	0.000	$0.0	$0.00		$5 5 0 , 0 0 0
Other comprehensive gain/(loss)							$0.00
Net income						(450,700)	$ (450,700)
ENDING BALANCE, DECEMBER 31, 2020,	5,500,000	550,000	0.000	0.00	$0.00	-$ 450,700	$99,300

See Independent accountant's review report and accompanying notes to financial statements

CIRCLEIT, LLC.
CONSOLIDATED STATEMENT OF CASH FLOWS DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(450,700)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation/Amortization expense		41,082
(Increase) decrease in assets:		
Accounts receivable		0
Inventory		0
Prepaid expenses and other current assets		(295,306)
Security deposit		(25,150)
Increase (decrease) in liabilities:		
Accounts payable		395,750
Credit cards payable		3,998
Warranty Reserve		15,950
Accrued expenses		195,655
CASH USED FOR OPERATING ACTIVITIES		(488,215)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets		(9,098)
Issuance of notes receivable - related party		0
Cash used for intangible assets		(488,466)
CASH PROVIDED BY (USED FOR) SHAREHOLDER		468,560
CASH FLOWS FROM FINANCING ACTIVITIES		550,000
Issuance of common and preferred stock		
CASH PROVIDED BY INVESTING ACTIVITIES		1,018,560
NET INCREASE (DECREASE) IN CASH		(976,681)
CASH AT BEGINNING OF YEAR		
CASH AT END OF YEAR	$	40,879

See Independent accountant's review report and accompanying notes to financial statements

CASH PAID DURING THE YEAR FOR:

INTEREST	$	4,674
SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:		
STOCK ISSUANCE IN EXCHANGE FOR ASSETS	$	0

CIRCLEIT, INC/ LLC

CONSOLIDATED STATEMENT OF INCOME

DECEMBER 31, 2021

REVENUES	**$0**
COST OF SOFTEWARE DEVELOPMENT	728,182
GROSS PROFIT	-728,182
OPERATING EXPENSES	
Advertising Google Ads	845,046
Advertising – PR Company /Misc. Agencies	5714
Advertising – Facebook Adv	53,807
Rent	98,378
Air Travel Expense	644
Attorney / Legal Fee	226,584
Web Site – Go Daddy	10,243
Auto & Travel Expense	126
Go Daddy – Circleit Website	12,000
Cellular Telephone	2,581
Cleaning Expense – Office	1,281
Moving Expense - Office	1,586
Insurance	3565
Consultant – Psychologists	1,000
Contract Software Development Expense	126,324
Corporation Fee	165
Client – Lunch Expense	707
Wages & Salary	302,037
Office Equipment – Small	4,948
Cyber Policy – Vouch	539
Amazon Advertising – Prime	7053
Software Subscription- Simple cast	25
Software Subscription – PM2 Software	621
Entertainment – Business Related	1677
Software Subscription -Pickup Flowers Software	172
Software Subscription- Form Pros LLC	18
Software Subscription - Cogency Global	921
Software Subscription – Cogency Global	190
Culture Studio / Merchandise	10340
Software Subscription -Sticker Mule	174
Legal Technology Software Subscription- Termly	913
Software Subscription - Filmpac	999
Software Subscription – Ryan Tworek	3000
Software Subscription - AGN	1500
Marketing Related – Event Sponsorship/ Cricket League	2700
Donation / Charity – MUCC – NON-PROFIT	10000
Film Equipment	60
Office Supplies & Expense	3554
Parking Fees	2727
Operating Expense – CARTA	5000
Check Book Printing	132
Misc. Un Categorized Operating Expense-Circleit	860
Internet – Comcast-Business	870

Software Subscription – API Holiday	120
Software Subscription - APPTIMIZER / APP REVIEW PLATFORM	2500
Software Subscription – ATLASSIAN/JIRA SOFTWARE	515
Software Subscription – AWS	64397
Software Subscription – BITABLE	1188
Software Subscription – BUFFER / SOCIAL MANAGEMENT	1188
Software Subscription – CANVA	257
Software Subscription - COMET CHAT	2090
Software Subscription – CREATIVE CLOUD/ADOBE SYSTEM	2345
Software Subscription-DOCUSIGN	799
Software Subscription - FRAME. IO	347
Software Subscription –FACEBOOK	30
Software Subscription- GIFTING INC	500
Software Subscription - GIT HUB SOFTWARE	48
Software Subscription- Google Suite Circleit	1237
Software Subscription -Good Suite SVI	144
Meal Expense -Business Related	3890
Software Subscription – Instabug Software	2976
Software Subscription – ITIL Software	44
Software Subscription – Ketmetrics / PM2 Software	207
Software Subscription - Kaviyo Software	11094
Software Subscription – LinkedIn	980
Software Subscription – Musicbed	600
Software Subscription - Shutterstock	398
Software Subscription – Termy Software	240
Software Subscription - Twilio Software	16619
Software Subscription – Woodfence Software	99
Software Subscription - Eix Circleit Software	359
Utilities – Heating	378
Utilities – Electric and Water & Sewer	541
Video Editing Software Subscription	2300
Software Subscription - Jose Reyes	600
TOTAL OPERATING EXPENSES	1,688,247
NET OPERATING LOSS	(2,470,429)
OTHER INCOME/(EXPENSE)	
Interest expense	(2,398)
Interest income	48
TOTAL OTHER INCOME/(EXPENSE)	(2,350)
NET INCOME (LOSS)	$(2,472,779)
OTHER COMPREHENSIVE INCOME/(LOSS)	
Foreign currency translation gain/(loss)	0
TOTAL COMPREHENSIVE LOSS	$ (2,472,779)

CIRCLEIT INC

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	1,782,530
Accounts receivable, net	
Inventory	1,986
Loans receivable - related party	75,000
Prepaid expenses and other current assets	295,306
TOTAL CURRENT ASSETS	435,461
PROPERTY AND EQUIPMENT	
Property and equipment, net	0
OTHER ASSETS	
Intangible assets, net	2,407,103
Deposits	10,975
	2,418,078
TOTAL ASSETS	$ 4,572,900

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 4,791
Credit cards payable	0
Cancellation reserve	15,950
Accrued expenses	329,157
TOTAL CURRENT LIABILITIES	349.898
TOTAL LIABILITIES	349,898
SHAREHOLDERS' EQUITY	
Common stock,,	1,000
Investment / Capital	4,507,860
Shareholders' Equity/Investment	467,560
Retained earnings	(2,472,779)
TOTAL SHAREHOLDERS' EQUITY	1,719,361
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,572,900

CIRCLEIT, INC
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2021

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, APRIL 25, 2019 (INCEPTION)		$		$	$	$	$
Contributions	130.894.000	4,240.051	12,250.000	0.00	$ 550,000		$ 550,000
Other comprehensive gain/(loss)							$ 0.00
Net income						(2,472,779)	$(2,472,779)
ENDING BALANCE, DECEMBER 31, 2021	130,894,000	4,240,051	0,000	0.0	$ 0.00	$(2,472,779)	$1,782,530

CIRCLEIT,LLC.
CONSOLIDATED STATEMENT OF CASH
FLOWS DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(2,492,210)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation/Amortization expense	27,781
(Increase) decrease in assets:	
Accounts receivable	0
Inventory	0
Prepaid expenses and other current assets	295,306
Security deposit	25,150
Increase (decrease) in liabilities:	
Accounts payable	395,750
Credit cards payable	10,149
Warranty reserve	15,950
Accrued expenses	421,849
CASH USED FOR OPERATING ACTIVITIES	(2,470,429)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(20,598)
Issuance of notes receivable - related party	0
Cash used for intangible assets	(2,470,429)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(2,470,429)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	4,240,051
CASH PROVIDED BY INVESTING ACTIVITIES	4,240,051
CASH AT BEGINNING OF YEAR	12,908
CASH AT END OF YEAR	$1,782,530

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	2,398
SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:		
STOCK ISSUANCE IN EXCHANGE FOR ASSETS	$	0

CIRCLEIT, LLC
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2020, AND 2021

NOTE I - NATURE OF OPERATIONS

CIRCLEIT, LLC (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Illinois on Oct 05, 2018, as LLC and reorganized as and registered as Corporation on Aug 04, 2021 in the State of Delaware. The Company has developed the world's first software for future instruction. The company began developing the vision and software in 2018.

Since Inception, Circleit has raised a total of $7,320,000 in funding. Initial $1,000,000 in funding came from the founder of entity Art Shaikh. Later on friends and family members who believed in the concept, vision and viability of the product and the conceptualization of futuristic vision of Art Shaikh, invested $1,000,000 in seed round. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Atif (Art) Shaikh, the founder of Circleit Inc / LLC. Art has over 20 years of experience building and maintaining relationships while effectively managing high-functioning teams. He's always had an entrepreneurial drive and his mission to bring CircleIt to the masses was made a reality in early 2016. Since then, he's put together a diverse team of dedicated individuals that share his passion and drive. He's CircleIt's fearless leader and the man behind future date or life milestone even long after you're gone.

CircleIt is a patented technology which allows you to chat, build your family tree and send cards to loved ones for free. We are unlike any technology that exists today. CircleIt allows you to create and send cards to your loved ones that will magically unlock, days, years, or decades from now. Preserving your legacy for your future generations is easy with CircleIt. As you connect with your loved ones, we begin building your family tree. We'll help you tell your story which then becomes a treasured heirloom for your future generations.

CircleIt®, a futuristic technology that gives users the ability to send cards, media, and gifts to loved ones across time, secured $5.3M in series A funding. This series A round is driven by CircleIt founder Art Shaikh with participation from TeleSoft Partners, a Silicon Valley venture capital firm led by Arjun Gupta, and private investor Connor Crown. To date, TeleSoft has raised over $1 billion in capital and invested in 100+ technology companies and is eager to help CircleIt soar to new heights.

Atif Shaikh started working on to develop Circleit Inc / LLC software and the features originally created and getting improved since 2016 and adding on more features and making it more user useful and friendly. CircleIt is based out of 10 W. Hubbard Street, Chicago IL 60654.

FISCAL YEAR

The Company operates on a December 31st year-end.

PRINCIPLES OF CONSOLIDATION AND BASIS OF ACCOUNTING

The consolidated financial statements include the accounts of Circleit, LLC and Circleit Inc (collectively, the "Company). Circleit Inc. is converted from CIRCLEIT, LLC. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

USE OF ESTIMATES

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

RISK AND UNCERTAINITIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $653,728 for the year ending December 31, 2020.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (I) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $41,082 in revenue from Jan 01, 2020, through December 31, 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.
Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargcbacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2021, the Company had $ 40,879 and $1,782,530 of cash on hand, respectively. As of Dec 31, 2020 Circleit have investor deposit of $ 1,000,000 due to be deposited in Feb 2021.

Receivables and Credit Policy

Trade receivables arc stated at the amount billed to the customer and arc incu1Ted in the ordinary course of business. Payments of trade receivables arc allocated to the specific invoices identified on the customer's remittance advice or. if unspecified, arc applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the Cinancial strength or its customer. As a result, the Company believes that its accounts receivable credit risk exposure
is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2021, the Company did not have any accounts receivable.

Fixed Assets

Property and equipment exist in the fom1 of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the standard value of property and intangible property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the ca1Tying value, an impaim1ent loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in perfom1ing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition. and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

1. Level I - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
2. Level 2 - Observable inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that arc observable or can be corroborated by observable market data by con-elation or other means.
3. Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes arc provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property, and equipment. intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Defend-ed tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company through December 31, 2021, as the Company had no taxable mcome.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, and 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January I, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delive1y of products had occurred, the sales price was fixed or determinable and collcctability was reasonably assured. The Company is currently still pre-revenue.

Organizational Costs

In accordance with FASE ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as innmed.

Advertising

The Company expenses advertising costs as they are incurred. For 2020 such costs approximated for Google Ads $120,780.0 and Facebook Ads $5,274. For the year 2021 Google Ads $947,864.76 and Facebook Ads $43,815.37.

Recent Accounting Pronouncements

- In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

- In June 2018, FASB amended ASU No.2018-07, Compensation -Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

- In August 2018. amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

- The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - LOANS

PPP Loan

In Feb 2021 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of S47,500. The loan matures on Dec 31,2021 and has an interest rate of 0.01%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

NOTE 4- INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, and 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 - EQUITY

The Company has 130,894,000 total outstanding shares. Of which 118,644,000 are common stock and 12,250,000 preferred stock at $0.0001 par value.

NOTE 6 – COMMITMENT AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

Funding Campaign Remaining Proceeds

Circleit Inc / LLC is raising $ 5,000,000 on WeFunder under the RegCF.

Management's Evaluation

Management has evaluated subsequent events through August 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.